UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/ME): 06.948.969/0001-75
Corporate Registry (NIRE): 35.300.316.584

NOTICE TO SHAREHOLDERS

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in addition to the Material Fact disclosed on June 16 and to the Notices to Shareholders disclosed on June 16 and 23, 2021 and on July 2 and 6, 2021, in which the Company communicated to the market information relating to the consummation of the business combination of Linx and STNE Participações S.A. (“STNE” and “Transaction”), pursuant to the Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A. (“Protocol and Justification”), dated October 2, 2020, approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, informs its shareholders as follows:

In response to certain queries made by investors to the Company regarding the redemption value used by STNE to redeem class A Shares and class B Shares issued by STNE, the Company has inquired STNE, who informed, on this date, that: (i) the issue price of STNE class A preferred shares issued on July 1st 2021 was R$ 33.5229 (thirty three reais point five two two nine cents) per share, and the issue price of STNE class B preferred shares issued on July 1st 2021 was R$ 4.2511 (four reais point two five one one cents) per share; (ii) STNE class A preferred shares were redeemed upon payment of the gross amount of R$ 33.5229 (thirty three reais point five two two nine cents) for each class A preferred share and STNE class B preferred shares were redeemed upon replacement of each STNE class B preferred share for 0.0126730 (zero point zero one two six seven three zero) BDRs (Brazilian Depositary Receipt) Level 1, admitted to trading on B3, backed by StoneCo Ltd. Class A shares, traded on NASDAQ – Nasdaq Stock Market, which were credited to the shareholders’ account on June 30, 2021. The disclosure of the above information is intended to assist in the calculation of any gains earned by investors as a result of the Transaction, which may be subject to income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor, these investors must consult their advisors on taxation and be directly responsible for the eventual payment of potentially applicable taxes.

The Company will keep its shareholders and the market in general informed, in accordance with the terms of the applicable legislation and regulations.

São Paulo, July 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2021

Linx S.A.

By: /s/ Rafael Martins Pereira

Name: Rafael Martins Pereira

Title: Investor Relations Officer